UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67357

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHORELINEAMBROSE ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6310 GREENWICH DRIVE SUITE 120
(No. and Street)

SAN DIEGO	CA	92122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy G. Malott	858-587-9800 x120	tmalott@shoreline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Malott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SHORELINEAMBROSE ADVISORS, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President/CEO

[signature]
Notary Public

See Attached Certificate

AMY KATHRYN FISH
COMM # 2334263
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
Commission Expires SEPTEMBER 25, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 23 day of February,

20 23 by Timothy G. Malott,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

AMY KATHRYN FISH
COMM # 2334263
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
Commission Expires SEPTEMBER 25, 2024

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 18 Document Date 2/23/23

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

ShorelineAmbrose Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year Ended December 31, 2022

Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers of ShorelineAmbrose Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of ShorelineAmbrose Advisors, LLC as of December 31, 2022, the related statements of income, changes in members equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of ShorelineAmbrose Advisors, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ShorelineAmbrose Advisors, LLC 's management. My responsibility is to express an opinion on ShorelineAmbrose Advisors, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ShorelineAmbrose Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the ShorelineAmbrose Advisors, LLC's financial statements. The Supplemental Information is the responsibility of the ShorelineAmbrose Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as ShorelineAmbrose Advisors, LLC 's auditor since 2019.
Tarzana, California
January 26, 2023

ShorelineAmbrose Advisors, LLC

Financial Statements

For the Year Ended December 31, 2022

ShorelineAmbrose Advisors, LLC

Statement of Financial Condition

As of December 31, 2022

Assets		
Cash	$	65,542
Accounts Receivable		10,000
Total assets	$	75,542
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	2,699
Due to related party		8,550
Total liabilities		11,249
Members' equity		
Members' equity		64,293
Total members' equity		64,293
Total liabilities and members' equity	$	75,542

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors, LLC

Statement of Income

For the Year Ended December 31, 2022

Revenue	
Fees earned	$ 1,093,881
Total revenue	1,093,881
Expenses	
Bank Service Charges	400
Bookkeeping	2,400
Compliance	16,000
Engagement Services	822,326
Insurance	1,043
Interest	59
Licenses and Fees	756
Professional Fees	21,300
Referral Fees	208,677
Regulatory Expense	6,190
Rent	2,400
Telephone and Fax	1,200
Total expenses	1,082,751
Net income before income tax provision	11,130
Income tax provision	6,957
Net income	**$ 4,173**

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flow from operating activities		
Net income		$ 4,173
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in assets:		
Accounts receivable	$ (4,500)	
(Decrease) Increase in liabilities:		
Accounts payable and accrued expenses	2,199	
Due to related party	847	
Total adjustments		(1,454)
Net cash provided by operating activities		2,719
Net increase in cash		2,719
Cash at beginning of year		62,823
Cash at end of year		$ 65,542

Cash paid during the period for:	
Interest expense	$ 59
Income taxes	$ 6,957

ShorelineAmbrose Advisors, LLC

Statement of Changes in Members' Equity

As of and for the Year Ended December 31, 2022

		Member's Equity
Balance at January 1, 2022	$	60,120
Net Income		4,173
Balance at December 31, 2022	$	64,293

ShorelineAmbrose Advisors, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2022

NOTE 1. NATURE OF OPERATIONS

ShorelineAmbrose Advisors, LLC, (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. In May 2016, the Company changed its name to ShorelineAmbrose Advisors, LLC. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC, and due to the nature of an LLC, its members have limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is wholly-owned by Shoreline Partners, LLC, and Ambrose Capital Partners, LLC, (the “Parents”). Shoreline Partners, LLC, entered into an agreement on April 29, 2016, with Ambrose Capital Partners, LLC, whereby each owns 50% of ShorelineAmbrose Advisors, LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 15a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable. Three clients paid the Company 73% of total fee income for the year ended December 31, 2022.

Income Taxes

The members are required to report any gains, losses, credits or deductions on the members' individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company is subject to a California limited liability company annual tax and fees of $6,800.

NOTE 3. ASC 606 REVENUE RECOGNITION

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)," from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Engagement income: This includes fees earned from investment banking and M&A advisory services.

C. Contract Balances and transaction price allocated to remaining performance obligations.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with clients due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

NOTE 4. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three

broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

There were no levels to measure at December 31, 2022.

NOTE 5. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parents whereby the Company pays the Parents for use of office space and general office services. During the year ended December 31, 2022, the Company incurred $18,000 of expenses which are included in various expense accounts in the statement of operations. In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

The Company pays its Parents for engagement services. During the year ended December 31, 2022, the Company incurred $806,259 of expenses for engagement services provided by its Parents; this amount is included in engagement services in the statement of income.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 26, 2023, which is the date the financial statements were available to be issued.

NOTE 8. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $750. On December 31, 2022, the Company had net capital of $63,843, which was $58,843 in excess of the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness of $11,249 to net capital was 17.6%, which is less than the maximum ratio requirement of 1500 percent.

ShorelineAmbrose Advisors, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year Ended December 31, 2022

ShorelineAmbrose Advisors, LLC

Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2022

Schedule I - Computation of Net Capital

Total Stockholder's Equity		$	64,293
Non-Allowable Assets			
Accounts receivable from clients		$	10,000
Reduce by accounts payable due upon collection of such accounts receivable		$	(9,550)
Haircuts on Securities Positions			
Securities		-	
Undue Concentration Charges		-	
Net Allowable Capital		$	63,843
Computation of Net Capital Requirement			
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$	750
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		$	5,000
Net Capital Requirement		$	5,000
Excess Net Capital		$	58,843
Computation of Aggregate Indebtedness			
Total Aggregate Indebtedness		$	11,249
Percentage of Aggregate Indebtedness to Net Capital			17.62%
Computation of Reconciliation of Net Capital			
Net Capital Computed and Reported on FOCUS IIA as of:	December 31, 2022	$	63,843
Adustments			
Increase (Decrease) in Equity (Company to file amended FOCUS IIA)		-	
(Increase) Decrease in Non-Allowable Assets			
(Increase) Decrease in Securities Haircuts		-	
(Increase) Decrease in Undue Concentration Charges		-	
Net Capital per Audit		$	63,843
Reconciled Difference		$	-

There is no material difference between the net capital stated above and the December 31, 2022,

FOCUS report.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3(e)

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the twelve months ended December 31, 2021.

Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3(b)

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the twelve months ended December 31, 2021.

ShorelineAmbrose Advisors, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
ShorelineAmbrose Advisors LLC
San Diego, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which ShorelineAmbrose Advisors LLC , stated that ShorelineAmbrose Advisors LLC 's, business activities are limited to mergers and acquisitions advisory services, and that it has not held customer funds or securities and that ShorelineAmbrose Advisors LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC staff on April 4, 2014. ShorelineAmbrose Advisors LLC, also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. ShorelineAmbrose Advisors LLC 's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about ShorelineAmbrose Advisors LLC 's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2023

ShorelineAmbrose Advisors LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022
Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2).

ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive, Suite 120
San Diego, CA 92122

I, as a member of the management of ShorelineAmbrose Advisors, LLC (the "Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to mergers and acquisitions advisory services. The Company has maintained compliance with the above throughout the year ended December 31, 2022, without exception.

ShorelineAmbrose Advisors, LLC

Timothy G. Malott
January 26, 2023